Exhibit 12

Kansas Gas and Electric Company

Computations of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended September 30,			Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings from continuing operations (a)	$88,137	$83,317	$93,630	$75,618	$35,701	$120,683	$119,248

Fixed Charges:
Interest expense	25,661	43,423	55,467	47,844	49,610	49,605	49,518
Interest on corporate-owned life insurance borrowings	35,181	36,410	47,245	46,853	44,063	39,444	31,450
Interest applicable to rentals	13,810	14,624	19,688	20,766	22,822	23,039	24,108

Total Fixed Charges	74,652	94,457	122,400	115,463	116,495	112,088	105,076

Earnings (a)	$162,789	$177,774	$216,030	$191,081	$152,196	$232,771	$224,324

Ratio of Earnings to Fixed Charges	2.18	1.88	1.76	1.65	1.31	2.08	2.13

(a)	Earnings are deemed to consist of earnings from continuing operations and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.